Exhibit 99.4

TOWER ONE WIRELESS CORP.
(Formerly Pacific Therapeutics Ltd.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended
September 30, 2017 and 2016
(Unaudited)
(Expressed in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by management of the Company. Management have compiled the condensed consolidated interim statement of financial position of Tower One Wireless Corp. as at September 30, 2017, the condensed consolidated interim statements of comprehensive loss for the three and nine months ended September 30, 2017 and 2016, the condensed consolidated interim statement of changes in equity as at September 30, 2017 and 2016, and the condensed consolidated interim statement of cash flows for the nine months ended September 30, 2017 and 2016. The Company's independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the September 30, 2017 and 2016 condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	Note	September 30, 2017	December 31, 2016
		(Unaudited)	(Audited)
		$	$
Current Assets
Cash		1,405,406	9,864
Amounts receivable		328,404	-
Advances and deposits		88,397	-
Prepaid expenses and deposits		131,525	114,032
		1,953,732	123,896
Equipment	6	1,108,774	248,478
		3,062,506	372,374
Current Liabilities
Accounts payable and accrued liabilities		185,467	70,406
Deferred revenue		62,916	4,480
Due to related parties	7	-	615,522
Demand loan	8	399,720	-
		648,103	690,408
Shareholders’ Deficiency
Share capital	9	9,441,020	4,300
Contributed surplus		546,978	-
Non-controlling interest	10	(149,746)	-
Deficit		(7,472,329)	(313,155)
Accumulated other comprehensive loss		48,480	(9,179)
		2,414,403	(318,034)
		3,062,506	372,374

Nature of operations and going concern (Note 1)
Commitments (Note 14)
Subsequent events (Note 15)

Approved on behalf of the Board of Directors:

“Alejandro Ochoa”	“Brian Gusko”

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2017	2016	2017	2016
	Note	$	$	$	$
Revenues		49,856	3,045	95,258	4,609
Expenses
Advertising and promotion		-	-	872,231	-
Amortization		3,062	823	9,604	823
Insurance		6,667	14	11,011	345
Office and miscellaneous		196,416	-	619,865	-
Permits and licenses		5,561	33,876	15,314	82,608
Professional fees		302,167	17,936	1,005,410	94,303
Share-based compensation	9(c)	1,093,112	-	2,500,005	-
Transfer agent and filing fees		6,666	-	23,770	-
Travel		88,000	17,825	173,833	34,518
Wages and benefits		82,583	-	165,965	-
		1,784,234	70,474	5,397,008	212,597
Loss before other expense		(1,734,378)	(67,429)	(5,301,750)	(207,988)
Other expenses
Listing expense	3	-	-	(1,144,167)	-
Impairment of goodwill	4	-	-	(783,708)	-
Impairment of investments	9(a)	-	-	(175,000)	-
		-	-	(2,102,875)	-
Net loss		(1,734,378)	(67,429)	(7,404,625)	(207,988)
Other comprehensive income (loss)
Item that will not be reclassified to profit or loss Foreign exchange translation adjustment		27,160	(1,521)	65,836	(7,639)
Comprehensive loss		(1,707,217)	(68,950)	(7,338,790)	(215,627)
Net loss attributable to:
Shareholders of the Company		(1,637,529)	(67,429)	(7,159,174)	(207,988)
Non-controlling interest		(96,849)	-	(245,451)	-
		(1,734,378)	(67,429)	(7,404,625)	(207,988)
Other comprehensive income (loss) attributable to:
Shareholders of the Company		23,283	(1,521)	57,659	(7,639)
Non-controlling interest		3,877	-	8,177	-
		27,160	(1,521)	65,836	(7,639)
Loss per common share - basic and diluted		(0.03)	(6.74)	(0.14)	(20.80)
Weighted average number of common shares outstanding		63,629,797	10,000	54,444,204	10,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statement of Changes in Deficiency
(Expressed in Canadian Dollars)
(Unaudited)

						Deficiency
					Accumulated	Attributable to
	Number of				other	Equity	Non-
	Common	Share	Contributed		comprehensive	Shareholders of	controlling
	shares	capital	Surplus	Deficit	income	the Company	Interest	Total
		$	$	$	$	$	$	$
Balance at December 31, 2015	10,000	4,300	-	(21,151)	-	(16,851)	-	(16,851)
Comprehensive loss	-	-	-	(207,988)	(7,639)	(215,627)	-	(215,629)
Balance at September 30, 2016	10,000	4,300	-	(229,139)	(7,639)	(232,478)	-	(232,478)
Balance at December 31, 2016	10,000	4,300	-	(313,155)	(9,179)	(318,034)	-	(318,034)
Derecognition of Tower Three shares	(10,000)	-	-	-	-	-	-	-
Shares issuance to Tower Three shareholders	30,000,000	-	-	-	-	-	-	-
Recognition of shares issued to Tower One shareholders	6,735,885	1,010,383	-	-	-	1,010,383	-	1,010,383
Shares issued for cash, net	15,484,912	2,026,759	208,211	-	-	2,234,970	-	2,234,970
Shares issued to Rojo (Note 9(a))	500,000	175,000	-	-	-	175,000	-	175,000
Stock options granted	-	-	2,500,005	-	-	2,500,005	-	2,500,005
Share issued for Evotech	1,500,000	480,000	-	-	-	480,000		480,000
Share issued for debt settlement	1,000,000	340,000	-	-	-	340,000	-	340,000
Acquisition of Evotech	-	-	-	-	-	-	87,528	87,528
Exercise of warrants	3,774,466	1,132,340	-	-	-	1,132,340	-	1,132,340
Exercise of options	8,830,435	4,272,238	(2,161,238)			2,111,000	-	2,111,000
Net loss	-	-	-	(7,159,174)	-	(7,159,174)	(245,451)	(7,404,625)
Other comprehensive loss	-	-	-	-	57,659	57,659	8,177	65,836
Balance at September 30, 2017	67,825,698	9,441,020	546,978	(7,472,329)	48,480	2,564,149	(149,746)	2,414,403

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Nine Months Ended
	September 30,	September 30,
	2017	2016
	$	$
Cash flows from operating activities
Net loss	(7,404,625)	(207,988)
Item not affection cash:
Amortization	14,980	823
Impairment of goodwill	783,708	-
Impairment of investments	175,000	-
Listing expense	1,144,167	-
Share-based compensation	2,500,005	-
Shares issued for services	340,000	-
Unrealized foreign exchange gain	-	1,631
	(2,446,765)	(205,534)
Changes in non-cash working capital items:
Amounts receivable	(302,862)	(7,833)
Prepaid and advances	(2,187)	(29,934)
Accounts payable and accrued liabilities	20,268	8,470
Deferred revenue	63,439	-
Due to related parties	-	37,287
	(2,668,107)	(197,544)
Cash flows from investing activities
Cash received from reverse acquisition	1,378,183	-
Cash paid for acquisition of Evotech	(466,260)	-
Cash in Evotech upon acquisition	4,676	-
Advances and deposits	(88,397)	-
Equipment	(802,279)	-
Construction in progress	-	(157,787)
	25,923	(157,787)
Cash flows from financing activities
Shares issued for cash, net	632,713	-
Exercise of options	2,111,000	-
Exercise of warrants	1,132,340	-
Advances to related parties	(213,929)	404,308
Demand loan	399,720
	4,061,844	404,308
Effect of changes in exchange rates on cash	(24,118)	826
Change in cash	1,395,542	49,803
Cash, beginning	9,864	-
Cash, ending	1,405,406	49,803
Supplemental disclosure of cash flow information:
Cash paid for interest	24,399	-
Cash paid for income taxes	-	-
Non-cash transactions:
Shares issued for services (Note 9(a))	340,000	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On October 19, 2016, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. These condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in this condensed consolidated interim financial statements and the comparative figures as at and for the period ended September 30, 2016 are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Business Corporation Act of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On March 30, 2017, the Company acquired entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Evotech's intended business is to obtain rights and permits for approval of constructing the towers in various locations in Argentina. See Note 4

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these condensed consolidated interim financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At September 30, 2017, the Company had an accumulated deficit of $7,472,329 which has been funded primarily by the raising equity funding. Ongoing operations of the Company are dependent upon the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise significant doubt about the Company’s ability to continue as a going concern.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes for the year ended December 31, 2016. These condensed interim financial statements have been prepared using the same accounting policies and judgments and estimates as described in the Company’s December 31, 2016 annual financial statements.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on November 28, 2017.

(b)	Basis of Presentation

These condensed consolidated interim financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Thefinancial statements are presented in Canadian dollars. The functional currency of Tower One is Canadian, Tower Three is Colombian Peso and Evotech is Argentina Peso.

(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the assets and operations of the Tower One, its 100% wholly owned Columbia subsidiary Tower Three and its 65% Argentina subsidiary Evotech since April 2017.

For the year ended December 31, 2016 and three months ended March 31, 2017, the financial statements include Tower One and Tower Three only.

All significant inter-company balances and transactions have been eliminated on consolidation.

(d)	Use of Estimates

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include the valuation of listing expense, recognition of revenue, useful lives and impairment of long-lived assets, impairment of investments, deferred income tax assets and liabilities and share-based payment calculations. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Use of Judgments
Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern
The assessment of the Company’s ability to execute its strategy by effectively operating the Company involves judgement. Management closely monitors the operations and cash flows in the Company. Further information regarding going concern is outlined in Note 1.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(d)	Use of Judgments

(ii) Income taxes
Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

(iii) Accounting for long-term investments
The accounting for long-term investments involves judgment in the determination of control and power held by the Company.

3.	REVERSE ACQUISITION AND LISTING EXPENSE

On January 12, 2017, the Company completed the transactions described in Note 1 by issuing 30,000,000 common shares to the shareholders of Tower Three. For accounting purposes, the Acquisition is considered to be outside the scope of IFRS 3 Business Combinations since Tower One was not considered as a business prior to the Acquisition and were limited to the management of cash resources and the maintenance of its listing and accordingly did not constitute a business. The Acquisition is accounted for in accordance with IFRS 2 Share-based Payment whereby Tower Three is deemed to have issued shares in exchange for the net assets or liabilities of Tower One together with its listing status at the fair value of the consideration received by Tower Three.

Since the share and share based consideration allocated to the former shareholders of the Company on closing the Acquisition is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares, the value in excess of the net identifiable assets or obligations plus liabilities assumed by the Company acquired on closing was expensed in the statement of comprehensive loss as listing expense.

The share based compensation in the amount of $1,010,383 included in the listing expense is comprised of the fair value of the existing shares prior to the Acquisition at $0.15 per share retained by the former shareholders of the Company. The $0.15 value for the above-mentioned shares was based on the fair value from the concurrent private placement.

The fair value of all the consideration given and charged to listing expense was comprised of:

$
Fair value of share based consideration allocated:
Deemed share issuance	1,010,383
Identifiable net obligations assumed:
Cash and cash equivalent	(1,378,183)
Subscriptions received for private placement	1,602,257
Other assets	(230,097)
Liabilities	139,807
133,784
Total listing expense	1,144,167

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

4.	ACQUISITION OF EVOLUTION TECHNOLOGY SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evotech to acquire 65% ownership interest in Evotech. Since its incorporation on March 10, 2016, it has obtained various permits for constructing the towers for cellular coverage. The purpose and business scope of Evotech includes constructing towers for the telecommunication services.

To obtain the 65% ownership interest, the Company paid US$350,000 to the original shareholders of Evotech and transferred US$400,000 to Evotech for operating expenses. The Company also issued 1,500,000 common shares at fair value of $480,000 to the consultants for this transaction. In addition, the Company committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000. Sellers have the options to exchange all and not less than all of the remaining 35% ownership interest for 7,000,000 common shares of the Company, subject to the option is exercised on or before June 30, 2018 and by the time of exercise, Evotech has constructed 50 towers.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Cash	4,676
Other receivables	43,042
Due from shareholders	6,490
Construction in progress	203,312
Goodwill	1,205,705
Less: liabilities assumed
Accounts payable	(7,440)
Net assets of Evotech	1,455,785
Net assets attributed to non-controlling interest	(509,525)
Total consideration	946,260

As of September 30, 2017, Evotech was still in the progress of constructing the towers as required in the acquisition agreements. As a result, the Company determined to fully impaired as the indication of generating revenue is uncertain.

5.	SIGNIFICANT ACCOUNTING POLICIES

Loss per share
Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company’s common shares at their average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

5.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition
The Company’s revenue is derived from leasing of towers to various telecommunication companies. Leasing revenue is recognized on a straight-line basis over the terms of the leases. The term of existing lease agreements is between five to thirteen years.

Foreign currency translation
The functional currencies of Tower Three is Columbian Peso and Evotech is Argentina Peso.

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity.

For the period ended September 30, 2017, an unrealized foreign exchange translation gain of $65,836 was recorded under accumulated other comprehensive loss as a result of changes in the value of the Columbian Peso and Argentina Peso with respect to the Canadian dollar.

Impairment
Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

5.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share capital
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

Share-based payments
Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets result from unused loss carry-forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Long-lived assets
Long-lived assets are stated at cost which includes the acquisition price and any direct costs to bring the asset into productive use at its intended location.

Amortization for equipment is recognized using the straight line method over their estimated useful lives at a rate of 5% per year.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

5.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions
Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resourced embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

(a)	Financial assets

The Company classifies its financial assets in the following categories: held-to-maturity, fair value through profit or loss (“FVTPL”), loans and receivables, and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss
This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Loans and receivables
These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

Available-for-sale
Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from other comprehensive income (loss) and recognized in profit or loss.

The Company has classified its cash at fair value through profit or loss. The Company’s amounts receivable is classified as loans and receivables.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

5.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (continued)

(a)	Financial assets (continued)

Impairment of financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset could be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, this reversal is recognized in profit or loss.

(b)	Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable is classified as other financial liabilities.

Adoption of new pronouncements
The Company did not adopt any new or amended accounting standards during the period ended September 30, 2017 which had a significant impact on the condensed consolidated interim Financial Statements.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

5.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements
Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standard effective for annual periods beginning on or after January 1, 2018
IFRS 9 Financial Instruments - In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities. In November 2013 the standard was revised to add the new general hedge accounting requirements. The standard was finalized in July 2014 and was revised to add a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income (“FVTOCI”) category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flow characteristics test. The Company’s preliminary assessment is that the standard is not expected to have a significant impact on the financial statements. As facts and circumstances may change during the period leading up to the initial date of recognition, the Company’s assessment of the potential impact is subject to change.

IFRS 15 - Revenue from Contracts with Customers -On May 28, 2014 the IASB issued IFRS 15, “Revenue from contracts with customers”. IFRS 15 will replace IAS 11, “Construction contracts”, IAS 18, “Revenue”, IFRIC 13, “Customer loyalty programmes”, IFRIC 15, “Agreements for the construction of real estate”, IFRIC 18, “Transfers of assets from customers” and SIC 31, “Revenue – barter transactions involving advertising services”. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time; or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The Company’s preliminary assessment is that the standard is not expected to have a significant impact on the recognition or measurement of revenue. As facts and circumstances may change during the period leading up to the initial date of recognition, the Company’s assessment of the potential impact is subject to change.

Standard effective for annual periods beginning on or after January 1, 2019
IFRS 16 – Leases-On January 13, 2016 the IASB issued IFRS 16, “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease.

The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15, “Revenue from contracts with customers” at or before the date of initial adoption of IFRS 16.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

6.	EQUIPMENT

$
Cost
December 31, 2015	-
Construction	244,708
Foreign exchange movement	7,313
December 31, 2016	252,021
Construction	987,044
Foreign exchange movement	(113,132)
September 30, 2017	1,125,933
Accumulated amortization
December 31, 2015	-
Additions	3,440
Foreign exchange movement	103
December 31, 2016	3,543
Additions	14,980
Foreign exchange movement	(1,364)
September 30, 2017	17,159
Net book value
December 31, 2016	248,478
September 30, 2017	1,108,774

7.	RELATED PARTY TRANSACTIONS

Due to related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing, and payable on demand. As at September 30, 2017 and December 31, 2016, the Company has the following balances with related parties:

	September 30,	December 31,
	2017	2016
Due from (to) related parties:	$	$
Tower One Wireless Corp.	-	(189,589)
Amounts owing to a director or a company controlled by the director	-	(356,268)
Amounts owing to the parent of the CEO	-	(69,665)
	-	(615,522)
Demand loan (see Note 8)	(399,720)	-

During the period ended September 30, 2017, the Company granted 275,000 stock options to directors and officers and recorded share-based compensation of $70,384.

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and directors of the Company. The remuneration of key management for this quarter is as follows:

	September 30,	September 30,
	2017	2016
	$	$
Consulting fees – CEO	37,500	-

		16

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

Consulting fees – CFO	23,952	-

8.	DEMAND LOAN

On September 28, 2017, the Company entered into a loan agreement in the amount of $399,720 (USD$300,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company will also grant 300,000 stock options to the Lender. As at September 30, 2017 and November 28, 2017, these stock options were not granted by the Company.

9.	SHARE CAPITAL

a)	Authorized:

Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

Issued and outstanding:

On January 12, 2017, the Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. The broker warrants have the same terms as those issued as part of the units.

On April 18, 2017, the Company issued 500,000 common shares to Rojo Resources Ltd. (Rojo). Under the Assignment Agreement, the Company has taken assignment of all the Company’s assets, trade secrets and receivables for a consideration of issuing 500,000 common shares to Rojo. This Assignment Agreement was subsequently terminated and as a result, the fair value of the investment in the amount of $175,000 was fully written off.

On June 21, 2017, the Company issued a total of 1,000,000 common shares to settle accounts payable of $340,000. As the fair value of the shares was $340,000, no gain or loss on debt settlement has been recorded by the Company.

On June 19, 2016, the Company announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of the warrants reduced to $0.30 if exercise prior to July 21, 2017 and one Incentive Warrant will be granted for each warrant exercised. Each Incentive Warrant will be exercisable to acquire one common share at a price of $0.50 for one year. As a result, 3,774,466 warrants were exercised under this program and consequently, 3,774,466 Incentive Warrants were issued. The Company received proceeds of $1,132,340 for the exercise of warrants.

On June 19, 2017, the Company issued 1,500,000 common shares as consulting fees for the Evotech transaction at a fair value of $480,000.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

During the period ended September 30, 2017, the Company received $2,111,000 for exercise of 8,830,435 stock options. Fair value of $2,161,238 was transferred from contributed surplus to share capital.

9.	SHARE CAPITAL (CONTINUED)

b)	Escrowed shares

Pursuant to an escrow agreement dated, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At September 30, 2017, all the 30,000,000 common shares remain in escrow.

In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of September 30, 2017, there were 450,000 common shares remain in escrow.

c)	Warrants

As part of the January 12, 2017 private placement, the Company issued 15,484,912 warrants. Each warrant allows the holder of the unit to acquire one additional Common Share until January 12, 2018 at an exercise price of $0.40. In addition, the Company issued 585,117 agent warrants as part of the share issue costs. The fair value of the warrants was determined to be $208,211 or $0.36 per warrant using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following assumptions were used for the calculation:

Risk free interest rate	0.76%
Expected life (in years)	2 years
Expected volatility	225%
Expected dividend yield	0%
Expected forfeiture rate	0%

During the period ended September 30, 2017, 3,774,466 warrants were exercised at $0.30 per share as described in Note 9(a) above. As a result, 3,774,466 Incentive Warrants were granted. No value has been recorded in these Incentive Warran%ts since they are considered as capital transaction.

Information regarding the Company’s outstanding warrants is summarized below:

	Expiry date	Number	Exercise price
Balance, December 31, 2016	-	-	-
Granted	January 12, 2018	16,070,029	$0.40
Exercised	January 12, 2018	(3,774,466)	$0.30
Incentive Warrants granted	July 21, 2018	3,774,466	$0.50
Balance, September 30, 2017		16,070,029

The following table summarizes the share purchase warrants outstanding and exercisable as at September 30, 2017:

		Remaining contractual
Warrants outstanding	Exercise price	life (years)	Expiry date
12,295,563	$0.40	0.28	January 12, 2018
3,774,466	$0.50	0.81	July 21, 2018

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL (CONTINUED)

d)	Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12 month period is limited to 5% of the issued shares of the Company. The options vest on the date of grant.

As at September 30, 2017, the following options were outstanding and exercisable:

Options	Options	Exercise	Remaining life	Expiry
outstanding	exercisable	price	(years)	date
475,000	475,000	$ 0.45	4.46	March 17, 2022
225,000	56,250	$ 0.45	4.46	March 17, 2022
219,565	219,565	$ 0.23	4.59	May 4, 2022
919,565	750,815

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average exercise price
Balance, December 31, 2015 and 2016	-	-
Granted, March 17, 2017	700,000	$ 0.45
Granted, May 4, 2017	1,050,000	$ 0.23
Granted, June 13, 2017	4,000,000	$ 0.23
Granted, September 14, 2017	4,000,000	$ 0.25
Exercised	(8,830,435)	$ 0.24
Balance outstanding, September 30, 2017	919,565	$ 0.40

These options entitle the holder thereof the right to acquire one common share for each option held. The weighted average remaining life of outstanding options is 4.49 years.

On March 17, 2017, the Board of Directors of the Company approved the issuance 475,000 stock options to various consultants at an exercise price of $0.45. These options were granted for a period of five years and vest upon issuance. The estimated fair value, $229,870, was calculated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.24%, no annual dividends, expected volatility of 221% and a market price of shares at grant date $0.49.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL (CONTINUED)

d)	Stock options (continued)

On March 17, 2017, the Board of Directors of the Company approved the issuance 225,000 stock options to various directors and management at an exercise price of $0.45. These options were granted for a period of five years and vest 25% every 6 months. The estimated fair value for the period ended September 30, 2017 was $32,487, calculated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.24%, no annual dividends, expected volatility of 221% and a market price of shares at grant date $0.49.

On May 4, 2017, the Board of Directors of the Company approved the issuance 1,050,000 stock options to various consultants at an exercise price of $0.23. These options were granted for a period of five years and vest upon issuance. The estimated fair value, $238,485, was calculated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.24%, no annual dividends, expected volatility of 222% and a market price of shares at grant date $0.23.

On June 13, 2017, the Board of Directors of the Company approved the issuance 4,000,000 stock options to a consultant at an exercise price of $0.23. These options were granted for a period of five years and vest upon issuance. The estimated fair value, $906,051, was calculated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.24%, forfeiture rate of 0%, no annual dividends, expected volatility of 216% and a market price of shares at grant date $0.23.

On September 14, 2017, the Board of Directors of the Company approved the issuance 4,000,000 stock options to various consultants at an exercise price of $0.25. These options were granted for a period of five years and vest upon issuance. The estimated fair value, $1,066,571, was calculated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.68%, forfeiture rate of 0%, no annual dividends, expected volatility of 221% and a market price of shares at grant date $0.27.

10.	NON-CONTROLLING INTEREST

The continuity of the non-controlling interest is comprised as follows:

September 30,
2017
$
Balance, beginning	87,528
Allocation of interest in net loss	(245,451)
Allocation of other comprehensive income	8,177
(149,746)

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

10.	NON-CONTROLLING INTEREST (CONTINUED)

The Company has 65% equity interest of Evotech, which the remaining 35% is holding by the non-controlling interest. The following summarized the financial information of Evotech at 100% prior to elimination upon consolidation:

September 30,
2017
$
Current assets	366,341
Non-current assets	858,529
Total assets	1,224,870
Current liabilities	1,652,716
Non-current assets	-
Total liabilities	1,652,716

Nine months
period ended
September 30,
2017
$
Revenue	29,219
Expenses	730,508
Net loss	(701,289)
Other comprehensive income	11,078
Comprehensive loss	(690,211)
Cash flows from operating activities	(715,053)
Cash flows from investing activities	(765,633)
Cash flows from financing activities	1,691,510
Effect of changes in exchange rates on cash	(21,217)
Change in cash	189,607
Cash, beginning	4,676
Cash, ending	194,283

11.	CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to continue as a going concern and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

12.	FINANCIAL INSTRUMENTS AND RISK

Fair values
The Company’s financial instruments include cash, accounts receivable, accounts payable and demand loan. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes the carrying values of the Company’s financial instruments:

	September 30,	December 31,
	2017	2016
	$	$
Financial assets at fair value through profit or loss (i)	1,005,686	9,864
Loans and receivables (ii)	328,404	-
Other financial liabilities (iii)	585,187	70,406

(i)	Cash
(ii)	Accounts receivable
(iii)	Accounts payable and demand loan

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs.

Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely manner and maintain sufficient cash on hand.

Currency Risk
The Company generates revenues and incurs expenses and capital expenditures primarily in Colombia and Argentina and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso or Argentina Peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

12.	FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

At September 30, 2017, through Tower Three, the Company had cash of $36,478, accounts receivable of $120,745 and accounts payable of $76,697, all of which were denominated in Colombia Peso. In addition, through Evotech, the Company had cash of $194,284, accounts receivable of $172,056 and accounts payable of $131,817, all of which were denominated in Argentina Peso.

Interest Rate Risk
Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. The financial instruments that are interest-bearing are in fixed interest rate. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from the financial statements.

13.	ECONOMIC DEPENDENCE

For the period ended September 30, 2017, all the sales were generated by two customers. The loss of these customers could have a material adverse effect on the Company’s financial position and results of operations.

14.	COMMITMENTS

The Company is committed to construct 50 towers in Argentina as described in Note 4.

The Company is committed to grant 300,000 stock options to the lender of the demand loan as described in Note 8.

15.	SUBSEQUENT EVENTS

On October 17, 2017, the Company signed a letter of intent to acquire a Mexican-based private tower company with a view to negotiating the terms of a definitive agreement in order to complete the acquisition of this Mexican-based tower company.

On October 19, 2017, the Company placed a $315,000 deposit for the purchase of 15 towers to be deployed in November, 2017. These 15 towers will be located in Argentina and are expected to cost total of approximately USD$1,050,000 to purchase. Tower One conducted a successful cost-cutting bid process with tower vendors that has reduced its cost per tower site.

On October 24, 2017, the Company signed a Collocation Agreement, which allows the company to lease tower sites in Colombia.